                                                                    EXHIBIT 12.1

                               IMC Global, Inc.
               Computation of Ratio of Earnings to Fixed Charges

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
                                                   Nine Months Ended                   Years Ended December 31,
                                             -------------------------------   -------------------------------------------
                                             Sept. 30, 1998   Sept. 30, 1997    1997     1996     1995     1994     1993
                                             --------------   --------------   ------   ------   ------   ------   -------
Fixed charges:
  Interest charges                               $127.7           $ 28.6       $ 40.2   $ 43.6   $ 57.8   $ 69.4   $  70.1
  Rent expense                                      8.0              4.4          6.0      5.8      5.0      4.7       4.4
                                                 ------           ------       ------   ------   ------   ------   -------
Total fixed charges                              $135.7           $ 33.0       $ 46.2   $ 49.4   $ 62.8   $ 74.1   $  74.5
                                                 ======           ======       ======   ======   ======   ======   =======

Earnings:
  Net earnings (loss)                            $169.2           $150.8       $ 62.9   $127.1   $215.5   $113.9   $(151.1)
  Extraordinary charge                              3.6              3.3         24.9      8.1      3.5      4.4      25.2
  Earnings from discontinued operations           (12.5)           (21.9)       (18.0)   (13.5)   (23.8)   (24.4)    (18.9)
  Cumulative effect of accounting change             --               --           --       --       --      5.9        --
  Provision (credit) for income taxes              87.0             72.7         30.4     81.3    112.7     81.1     (88.1)
  Minority interest                                30.4            103.2        124.4    185.7    163.6    106.8       5.3
  Interest charges                                127.7             28.6         40.2     43.6     57.8     69.4      70.1
  Rent expense                                      8.0              4.4          6.0      5.8      5.0      4.7       4.4
                                                 ------           ------       ------   ------   ------   ------   -------
Total earnings (loss)                            $413.4           $341.1       $270.8   $438.1   $534.3   $361.8   $(153.1)
                                                 ======           ======       ======   ======   ======   ======   =======

Ratio of earnings (loss) to fixed charges          3.05            10.34         5.86     8.87     8.51     4.88     (2.06)

Adjusted ratio of earnings to fixed charges(1)     3.15            10.34         9.84    10.59     8.51     4.88      0.21
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(1)  The adjusted ratio of earnings to fixed charges for the nine months ended
     September 30, 1998 excludes a charge of $14.0 million relating to the sale of our IMC Vigoro business unit. The adjusted ratio of earnings to fixed charges for the year ended December 31, 1997 excludes a charge of $183.7 million relating to the write down of the historical carrying value of the
     Company's 25 percent interest in Main Pass 299. The adjusted ratio of earnings to fixed charges for the year ended December 31, 1996 excludes a charge of $84.9 million relating to the merger of The Vigoro Corporation into a wholly-owned subsidiary of the Company. The adjusted ratio of earnings to fixed charges for the year ended December 31, 1993 excludes a charge of $169.1 million relating to the settlement of litigation resulting from a May 1991 explosion at a nitroparaffins plant in Sterlington,
     Louisiana.